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                                                                       EXHIBIT I

                                  NEWS RELEASE

CONTACTS:                                            FOR RELEASE: March 27, 1997

NorAm Energy:
         Randy Burkhalter (investors), (713) 654-7502
         Ellen Orsburn (media), (713) 654-5930
Houston Industries:
         Dan Bulla (investors), (713) 207-3120
         Sandy Fruhman (media), (713) 207-3123


             NORAM ENERGY SERVICES FILES APPLICATION FOR FERC APPROVAL OF MERGER

HOUSTON, March 27 -- NorAm Energy Services, Inc. (NES), a subsidiary of NorAm Energy Corp. (NorAm), today filed an application under Section 203 of the Federal Power Act (FPA) for approval by the Federal Energy Regulatory Commission (FERC) of the merger of its parent company with Houston Industries Incorporated (HI).

         Although NES filed a response with the FERC on March 7 that disclaims any FERC jurisdiction over the merger, HI and NorAm made the decision to cause NES to file the application for approval of the merger in anticipation of an expedited review. FERC's new merger guidelines provide for expedited review of merger applications, particularly for transactions presenting limited issues. NES's application requests that the Commission grant approval of the merger within 60 days of the closing of the comment period but, in any event, no later than August 1, 1997.

         "The prospect of a prompt review in this case, where there are only limited issues related to the role of NES in the HI-NorAm merger, led to our decision to have NES file an application with FERC for approval of the merger in addition to the response stating our view that the FERC does not have jurisdiction," said Milt Honea, Chairman, President and CEO of NorAm.

         "We already have received approval of the merger from the five states and the Texas municipalities required, and we have been notified that the Justice Department has closed our case without further action," Honea explained. The only other regulatory action required is the Securities and Exchange Commission's ruling on HI's application for an exemption under the Public Utility Holding Company Act of 1935.


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NES Files for FERC Approval of Merger                                     Page 2



         "Even though we still believe that the FERC does not have jurisdiction over the merger, our primary goal is to complete the merger as quickly as possible, to enable the new company to compete in the converging energy business," reiterated Don Jordan, Chairman and CEO of Houston Industries.

         NorAm Energy Corp. (NYSE:NAE) is the nation's third-largest natural gas distribution company, serving nearly 3 million customers through its Arkla, Entex and Minnegasco distribution divisions. It is also a major natural gas supply, gathering, storage and transportation company, as well as a wholesale and retail energy marketer and energy services provider.

         Houston Industries (NYSE:HOU) is involved in the electric utility and unregulated energy businesses in the United States and foreign markets.
Houston Lighting & Power, its subsidiary, is the nation's tenth-largest electric utility in terms of kilowatt-hour sales. Houston Industries Energy pursues foreign utility privatizations and the development of unregulated power generation projects in foreign markets.

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